Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

January 18, 2012

Pricing Sheet No. K158 (BAH 1242)
To the Underlying Supplement dated June 24, 2010,

Product Supplement No. AK-I dated November 25, 2009,

Prospectus Supplement dated March 25, 2009 and

Prospectus dated March 25, 2009

$ 1,400,000 Buffered Accelerated Return Equity Securities due February 26, 2013 Linked to the S&P 500® Index

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	$ 1,400,000

Underlying:	Underlying	Ticker	Initial Level	Weighting
	S&P 500® Index	SPX <Index>	1308.04	100%

Trade Date:	January 18, 2012
Issue Date:	Expected to be January 25, 2012
Valuation Date*:	February 19, 2013
Maturity Date*:	February 26, 2013
Offering Price:	$1,000 per security (100%)
Redemption Amount:	You will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Underlying Return:

☐     If the Final Level is greater than or equal to the Initial Level, the Underlying Return will be calculated as follows: Upside Participation Rate * [(Final Level – Initial Level) / Initial Level], subject to the Underlying Return Cap

☐     If the Final Level is less than the Initial Level by not more than the Buffer Amount, the Underlying Return will equal zero.

☐     If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be calculated as follows:

[(Final Level – Initial Level) / Initial Level] + Buffer Amount

If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity.

Initial Level:	As set forth in the table above.
Final Level:	The closing level of the Underlying on the Valuation Date.
Upside Participation Rate:	200%
Buffer Amount:	10%
Underlying Return Cap	12.5%
Calculation Agent:	Credit Suisse International
Selling Commission:	0.72%
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TLD1 and US22546TLD18

* The Valuation Date is subject to postponement if such dates is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. AK-I dated November 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.